Exhibit 99.2

Notice of our 2018 annual meeting

You are invited to our 2018 annual meeting (the meeting) of shareholders:

When	May 4, 2018
2:00 p.m. (Mountain time)

Where	Telus Convention Centre – Macleod Hall CD
120-9th Avenue SW
Calgary, Alberta

We will cover five items of business – see Business of the meeting in our 2018 management information circular:

1.	Receive our 2017 consolidated financial statements and the auditors’ report thereon
2.	Vote on electing the directors
3.	Vote on appointing the auditors
4.	Vote on our approach to executive compensation
5.	Vote on any other business that properly comes before the meeting

Your vote is important

Our 2018 management information circular includes important information about the meeting and the voting process. Please read it carefully before you vote.

We mailed you a copy of our 2017 consolidated financial statements and the auditors’ report if you asked us to (in accordance with corporate and securities laws). You can also find a copy of our financial statements on our website (www.pembina.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

We will have a live webcast of the annual meeting on our website if you cannot attend the meeting in person.

By order of the board,

"Chris Scherman"

Chris Scherman

Corporate Secretary

Pembina Pipeline Corporation

Calgary, Alberta

March 16, 2018

Where to get a copy of the 2018 management information circular

If you are a registered shareholder or you have given us instructions to send you printed documents, your management information circular is attached to this notice.

We use the notice and access model to deliver meeting materials (this notice and the management information circular) to beneficial holders of our common shares. Notice and access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs.

If you are a beneficial shareholder, you can view the management information circular at:

www.sedar.com, or

www.pembina.com/Investor-Centre/shareholder-information/

If you would like us to mail you a paper copy of the management information circular instead, please contact us:

•	online:	www.pembina.com/Investor-Centre/Shareholder-information
•	by phone:	1-855-880-7404
•	by email:	investor-relations@pembina.com

We will send it free of charge, but we need your request at least five days before the proxy deposit date listed on the attached voting instruction form, and within one year of filing the information circular on SEDAR.

How to vote

If you are a beneficial shareholder, complete and return your voting instruction form at least one business day before the proxy deposit date of May 2, 2018 at 2:00 p.m. Mountain Time, or as listed on the attached voting instruction form. You cannot vote by returning this notice.

Send your voting instruction to us:

•	online:	www.proxyvote.com
•	by phone:	1-800-474-7493 (English)
1-800-474-7501 (French)
1-800-454-8683 (United States)
•	by fax:	905-507-7793
•	by mail:	Data Processing Centre
PO Box 2800 STN LCD Malton
Mississauga ON L5T 2T7

If you have questions about notice and access, call us toll-free at 1-855-880-7404.